Exhibit 99.2

VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

MOUNTAIN PROVINCE DIAMONDS INC.

(the “Corporation”)

The Corporation reports that the following matters were voted upon by the Shareholders of the Corporation at the Annual General & Special Meeting of the Corporation held at 2:00 p.m. on April 4, 2017 (the “Meeting”):

1.	The number of directors of the Corporation was set at seven.

2.	The following directors were elected at the Meeting:

Jonathan Comerford

Patrick Evans

Bruce Dresner

Peeyush Varshney

Carl Verley

David Whittle

Karen Goracke

3.	KPMG LLP were re-appointed as auditor of the Corporation.

4.	Shareholders authorized the Board of the Corporation by special resolution to determine from time to time the number of directors of the Corporation, subject to the Articles and applicable law.